NEWS RELEASE
November 3, 2009
Symbol: Canada TSX.V – TVC
Frankfurt – TGP

INITIAL METALLURGICAL TESTING INDICATES 90% URANIUM RECOVERY

 AT KURISKOVA

Vancouver, November 3, 2009—Tournigan Energy Ltd. (TVC: TSX-V; TGP: Frankfurt) has completed its initial phase of metallurgical testing for the Kuriskova uranium project in eastern Slovakia. The test program was conducted on drill core samples representative of the mineralization and was performed at the Resource Development, Inc. (RDI) laboratory facilities in Wheatridge, Colorado.

The test results indicate that over 90 percent of the uranium and molybdenum can be recovered by pressure oxidation using a whole ore leach process in an alkaline (carbonate) media at a grind size of P80 150 mesh. This process represents a conventional technology used in the US and other countries for the treatment of uranium ores. The predominant uranium minerals are uraninite and coffinite. Additional test work is planned during the ongoing prefeasibility study to optimize the process parameters.

Dr. Deepak Malhotra, Ph. D, president and principal of Resource Development, Inc., is an Independent Qualified Person under the standards of NI 43-101 and has reviewed and approved the technical disclosure contained in this news release.

About Tournigan

Tournigan is a uranium exploration and development company that has built a portfolio of highly prospective assets in Slovakia, a member of the European Union since 2004.  Slovakia is economically and politically stable, has excellent infrastructure and currently has four nuclear reactors generating half of its electricity with two more under construction. Tournigan is committed to safe and sustainable exploration and mine development in Slovakia.  In addition to Kuriskova, Tournigan has several other exploration targets along the Slovakian uranium belt which are showing positive exploration results.

TOURNIGAN ENERGY LTD.

“Dusty Nicol”

Dorian L. (Dusty) Nicol, President and CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact: Knox Henderson, Tournigan Energy Investor Relations, at (604) 683-8320, or visit www.tournigan.com.

Unit 1 -  15782 Marine Drive, White Rock, BC  Canada  V4B 1E6

Tel: (604) 683 8320   Fax: (604) 683 8340   Email: info@tournigan.com